FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Board Committees changes and Lead Director

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., (hereinafter, “the Company”), at its meeting held today, upon the prior favorable report of the Nominating, Compensation and Corporate Governance Committee, has adopted the resolutions listed below:

- To re-elect the Directors Mr. José María Abril Pérez and Mr. Javier de Paz Mancho members of the Executive Commission.

- To appoint the Director Mr. Ignacio Moreno Martínez member of the Audit and Control Committee; Service Quality and Customer Service Committee; and Regulation Committee.

- To appoint the Director Mr. Julio Linares López member of the Strategy Committee.

- To accept the resignation of the Director Mr. Pablo Isla Álvarez de Tejera as member of the Service Quality and Customer Service Committee and to appoint the Director Mr. Javier de Paz Mancho member of the aforesaid Committee.

- To create a Institutional Affairs Committee, which will be composed by the Directors: Mr. Javier de Paz Mancho, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Masanell Lavilla, Mr. Fernando de Almansa Moreno-Barreda and Mr. Julio Linares López, who will assume its presidency.

- To eliminate the International Affairs Committee and the Human Resources, Corporate Reputation and Responsibility Committee.

Finally, the Board of Directors of the Company, as requested by the Nominating, Compensation and Corporate Governance Committee, has resolved to appoint the Director Mr. Alfonso Ferrari Herrero, Coordinating Independent Director (“Lead Director”), in accordance with article 32 of the Corporate Bylaws approved by the Annual General Shareholders’ Meeting held today.

Madrid, May 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 31, 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors